# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hydrofarm Holdings Group Inc., CIK 0001695295
CUSIP: 44888K209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 E 25th Street, #215, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019056-23-000353
Filed by CIK 0001909738

## Reporting persons
- Dumont Global LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,000; sole dispositive power 0; shared dispositive power 327,000; aggregate amount beneficially owned 327,000 (7.09% of the class)
- Dumont Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,000; sole dispositive power 0; shared dispositive power 327,000; aggregate amount beneficially owned 327,000 (7.09% of the class)
- Christopher Richard Yetter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,000; sole dispositive power 0; shared dispositive power 327,000; aggregate amount beneficially owned 327,000 (7.09% of the class)

## Item 1. Issuer
Name of issuer: Hydrofarm Holdings Group Inc.
Address of issuer's principal executive offices: 1510 Main Street Shoemakersville, PA 19555 707-765-9990

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this Schedule 13G are: Dumont Global LP, a Delaware limited partnership ("DG"); Dumont Fund Partners LLC, a Delaware limited liability company ("DFP"); Dumont Master Fund LP, a Cayman Islands exempted limited partnership (the "Fund"); and Chris Yetter, a U.S. citizen. Chris Yetter is (i) the manager of Dumont Global Partners LLC, which is the general partner of DG, and (ii) the general partner of DFP. DFP is the general partner of the Fund and DG is the investment manager of the Fund. The Fund, DG, DFP and Chris Yetter are collectively referred to herein as the "Reporting Persons."

DG, in its capacity as investment manager of the Fund, has shared power with Chris Yetter to vote and dispose of the shares held by the Fund. Each of DG, DFP, and Chris Yetter disclaim any economic interest in, or beneficial ownership of the shares covered by this Schedule.
Address of principal business office or, if none, residence:
110 E 25th Street #215
New York, NY 10010
Citizenship: DG and DFP are organized under the laws of the state of Delaware. The Fund is organized as an exempted limited partnership under the laws of the Cayman Islands. Chris Yetter is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 327,000 shares
Percent of class: 7.09%
Sole power to vote or to direct the vote: 327,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 327,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dumont Global LP: /s/ Christopher Richard Yetter, Christopher Richard Yetter/Manager (03/12/2025)
- Dumont Master Fund LP: /s/ Christopher Richard Yetter, Christopher RIchard Yetter/Investment Manager (03/12/2025)
- Christopher Richard Yetter: /s/ Christopher Richard Yetter, Christopher Richard Yetter/Manager (03/12/2025)